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                                                                     Exhibit 3.6

                                  AMENDMENT TO

                          AMENDED AND RESTATED BY-LAWS

                       OF PENN TREATY AMERICAN CORPORATION

        Effective March 29, 2005, Article III, paragraph 2 of the Amended and Restated By-Laws of Penn Treaty American Corporation is amended and restated to read in its entirety as follows:

        "2.     Annual Shareholders Meeting. The annual meeting of the
shareholders of the Company for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held in each calendar year. The Board of Directors shall by resolution set the date, time and place of the annual meeting."